October 21, 2011

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re:           WNC California Housing Tax Credits III, L.P. (the “Partnership”) – Disposition Notice

Dear «ATTENTION»,

As you may be aware, the Partnership owned a limited partnership interest in Walnut-Pixley, L.P. (“Walnut-Pixley”), a California limited partnership. The Walnut-Pixley limited partnership interest was sold by the Partnership in June 2011.  In an appraisal conducted in June 2010, the value of the apartment complex conducted on a restricted rents basis subject to the short-term leases was determined to be $1,800,000.  The outstanding mortgage debt as of December 31, 2010 was approximately $1,423,000 and approximately $195,000 was due to the Local General Partner.  The purchase price was approximately $265,000, and the sale was made to an entity owned by a California nonprofit entity affiliated with the Local General Partner but not with WNC. The Partnership used the net proceeds to pay accrued asset management fees and to fund reserves.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal and state tax credits of approximately 144% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interest in Walnut-Pixley will result in gross taxable income to Limited Partners. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com